GPC CAPITAL CORP. II
                            2401 Pleasant Valley Road
                            York, Pennsylvania 17402


                                                              October 14, 2004



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: GPC Capital Corp. II
    Registration Statement on Form S-1
    (File No. 333-89022)
    Application for Withdrawal

Ladies and Gentlemen:

     GPC Capital Corp. II (the "Company") hereby submits this application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-89022, originally filed with the Securities and Exchange Commission on May 24, 2002 and last amended on January 14, 2003 (the "Registration Statement"). The Company is withdrawing its Registration Statement because it no longer intends to conduct the offering of shares of common stock contemplated in the Registration Statement. The Company is a wholly owned subsidiary of Graham Packaging Holding Company, which has determined that it is not in the best interests of the Company to proceed with the registration of the Company's common stock at this time. No securities have been sold under the Registration Statement. Accordingly, the Company requests that an order granting withdrawal of the Registration Statement be issued as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at
(717) 771-3222 and to Mark C. Smith of Skadden, Arps, Slate, Meagher & Flom LLP, via facsimile at (212) 735-2000.

     The Company also requests in accordance with the Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you have any questions with respect to this letter, please call either Mark C. Smith of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at
(212) 735-3000 or the undersigned at (717) 849-8500.


                                        GPC CAPITAL CORP. II


                                        By: /s/ John E. Hamilton
                                           ---------------------
                                        Name: John E. Hamilton
                                        Title: Vice President, Secretary and
                                               Assistant Treasurer